Exhibit 10.26

June 25, 2010

Jennifer Foyle

1 Hudson Street, Apt 6

New York, NY 10013

Dear Jennifer,

I am pleased to offer you the position with American Eagle Outfitters, Inc. or one of its subsidiaries or affiliates (collectively, the “Company”) of Senior Vice President / Chief Merchandising Officer—aerie, reporting to me, Roger Markfield, Vice Chairman / Executive Creative Director, initially responsible for planning, merchandising and design for the aerie brand. The following summarizes your total compensation package, including our Benefits Program, which proudly reflects the value we place on our Associate family.

Title: Senior Vice President / Chief Merchandising Officer—aerie

Salary: $500,000

Sign-on Bonus: A one time cash bonus of $125,000 will be paid within your first month of employment and is subject to our repayment agreement. This bonus will be paid in lieu of any incentive bonus payment for Fiscal 2010.

Annual Incentive Compensation Bonus: You will be eligible to earn an incentive compensation bonus of 50% (Target) of your salary equal to $250,000 with a maximum up to 100% equal to $500,000. You will first be eligible to receive this bonus in Spring, 2012 based upon the achievement of Company and Brand (where applicable) financial performance based goals to be established by the Compensation Committee of the Board of Directors. Spring, 2012 bonus will be based on a percentage of your actual wages earned during our 2011 fiscal year. For Fiscal 2010, your sign-on bonus will replace your Target level incentive compensation bonus, however, if Company and brand performance for Fiscal 2010 exceed Target level, then you shall receive the amount of your incentive compensation bonus above the Target level, pro-rated based on your actual salary earned during Fiscal 2010.

Stock Options: You will be eligible for consideration for a Stock Option award on the first business day of the fiscal quarter following your first day of active employment. The grant will have a value of $99,167. The grant price will be the closing price of AEO common stock on the grant date. For example, at a stock price of $14.00 and the current accounting value for stock options (30.45%), you would receive options for 23,262 shares at that price. The exercise price and number of shares will fluctuate based on the stock price at the grant date and the accounting value used will change from time to time, but the overall grant value will remain constant. The shares will be part of the grant made by the Compensation Committee pursuant to and subject to all the terms and conditions set forth in the Company’s 2005 Amended Stock Award and Incentive Plan (“the 2005A Plan”). The stock options will vest proportionally over three years, subject to your continued employment with the company.

Restricted Stock Units: You will be eligible for consideration for a Restricted Stock Unit award (RSU) on your first day of active employment. The grant will have a value of $65,333. The grant price will be the closing price of AEO common stock on the grant date. This number of units can fluctuate based on the stock price at the grant date, but the overall grant value will remain constant. The units will be a part of the grant made by the Compensation Committee pursuant to and subject to all terms and conditions set forth in the Company’s 2005A Plan.

If Company performance meets or exceeds certain targets for FY2010; the entire RSU grant may vest upon certification of 2010 performance. The Committee must verify that the performance goals and other material terms are met prior to vesting. However, if the performance goals are not met, then the RSU grant will vest proportionally over three years from the grant date. It is the parties’ intention that the 2005A Plan be adopted and administered in a manner that enables the Company to deduct for federal income tax purposes the full value of all RSU grants.

Performance Share Plan: You will be eligible for consideration for a Performance Share Plan award under the Company Long-Term Restricted Stock Unit Incentive Plan on your first day of active employment. The grant will have a target value of $61,250. For example, at a stock price of $14.00, you would receive 4,375 units. The number of units can fluctuate based on the stock price at the grant date, but the overall value will remain constant. Vesting of the RSU will be contingent upon the achievement of Company performance goals for a given 3-year period. Based upon Company performance, the units will vest at the end of the 3-year period. The actual number of units vested will be based upon a sliding performance scale, varying between 0-150% of the target award. Shares not vested will be forfeited. The units will be part of the grant made by the Compensation Committee pursuant to and subject to all terms and conditions set forth in the Company’s 2005A Plan. It is the parties’ intention that the 2005A Plan be adopted and administered in a manner that enables the Company to deduct for federal income tax purposes the full value of all RSU grants.

Deferred Compensation Plan: You will be eligible to start contributing for calendar year 2010. You may select a percent amount of your before-tax salary and, in future years, your bonus to contribute. This plan provides you with an additional savings vehicle and allows scheduled withdrawals without early withdrawal penalties in accordance with its terms.

Performance Review: Annual performance appraisals take place in March. You will receive your first evaluation for merit consideration in March, 2011 with a retro-active effective date to the beginning of the 2011 fiscal year.

Employee Stock Purchase Plan: You will be eligible to start contributing on the first of the month following your 60th day of employment. You may contribute any dollar amount. AE will match up to $100 per pay period at 15% of your contribution (up to $15 per pay period). This stock vests immediately!

401(k) Plan: You will be eligible to begin contributing on the first of the month following your 60th day of employment. AE Associates are automatically enrolled at a 3% contribution rate. If you wish to decline enrollment or contribute at a different rate, you must contact The Principal by the 20th of the month prior to your eligibility. Automatic increases will occur January 1st of every year after you are automatically enrolled and will stop when you reach an elective deferral rate of six percent. AE will match on the first 6% of associate contributions after one year of service with the following scale: 1-3% Associate contribution = 100% AE match; 4-6% Associate contribution = 50% AE match (i.e., you can contribute up to 6% and receive an AE match of 4.5%). In addition, AE Associates may contribute up to 30% of their annual earnings up to the IRS annual allowable maximum. Associates are 100% vested in their employee contribution from day one and are 100% vested in the employer match after two years.

Health Insurance: Medical, dental and vision coverage (if you elect to participate) will begin the pay period following your 60th day of employment. You can choose between our Aetna US Healthcare Open Choice PPO plan, Highmark Blue Cross Blue Shield PPO, or Highmark High Deductible PPO Blue 3000. Dental coverage is provided by United Concordia and Vision coverage is provided by Ameritas Group. AEO will reimburse you for 70% of the cost of COBRA insurance until AEO coverage begins.

Disability Insurance: You will be provided with Short-term and Long-term Disability after your 180th day of employment at no cost to you in accordance with the terms of our plans. Additional supplemental insurance is also available.

Life Insurance: You will be provided with Life Insurance at one times your annual salary after your 60th day of employment at no cost to you. Accidental Death & Dismemberment Insurance will also be provided after your 60th day of employment at no cost to you. Also, you may purchase supplemental dependent and spousal life insurance.

Paid Time Off (PTO): You will accrue paid time off each pay period (every two weeks) to earn a maximum of 28 PTO days in your first year of employment. You may begin to use your PTO days after 60 days of employment. Paid Time Off is inclusive of all personal, sick and vacation days.

Associate Discount: You will receive 40% off regular price merchandise and 25% off sale merchandise.

At Will Employment: The Company is an “at will” employer. This means that you can terminate your employment at anytime and for any reason and the Company can also terminate your employment at any time and for any reason. You will not receive any bonus or restricted stock award if you are not employed on the payment or vesting date, and all unvested options will terminate.

Confidentiality, Non-competition and Intellectual Property Agreement: Your employment is conditioned upon your execution of the form of Confidentiality, Non-Competition and Intellectual Property Agreement attached to this letter.

Third Party Confidential Information: The terms and conditions of your employment with the Company prohibit you from using or disclosing any confidential or proprietary information of third parties, including your prior employers. In your employment with the Company, you are expected to comply with any current contractual restrictions that prohibit either the misappropriation or disclosure of confidential and proprietary information or the solicitation of employees.

References/Drug Screen: Your hiring and employment with American Eagle Outfitters are contingent upon successful completion of your references and your submission to and passing of a pre-hire drug screen. If you begin work with American Eagle before your references are checked and/or before your drug screen occurs or American Eagle has received its results, and if either your reference check results are unacceptable or you refuse to submit to or fail to pass your pre-hire drug screen requirement, your contingent employment will be terminated.

Future Compensation: The compensation package outlined here is based on current American Eagle benefits and compensation policies and practices. Your compensation and benefits levels are subject to change by the Company in the future.

We very much look forward to you becoming a member of our team at American Eagle Outfitters. Please sign and date one copy of this and return it to us to verify your verbal acceptance. Because of your level within the Company, this offer is subject to approval by the Compensation Committee, which we anticipate receiving shortly. Upon approval, we will send you a fully executed copy of this letter for your records. Please let me know if you have any questions.

Sincerely,

/s/ Roger Markfield

Roger Markfield

Vice Chairman / Executive Creative Director

I have read and understand, and by my signature below agree to the terms and conditions of this offer letter:

/s/ Jennifer Foyle	June 28, 2010
Jennifer Foyle	Date